UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-31221

Total number of pages: 45

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: February 5, 2018	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa
Managing Director, Investor Relations Department

Information furnished in this form:

1.	Report filed on February 5, 2018 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

[Translation]

Quarterly Securities Report

(The Third Quarter of the 27th Business Term)

NTT DOCOMO, INC.

[Note]

This document is an English translation of certain items that were disclosed in our Quarterly Securities Report for the nine month period ended December 31, 2017, which we filed on February 5, 2018 with the Financial Services Agency of Japan.

The forward-looking statements and projected figures concerning the future performance of NTT DOCOMO, INC. and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT DOCOMO, INC. in light of information currently available to it regarding NTT DOCOMO, INC. and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT DOCOMO, INC. and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in our most recent Annual Securities Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

[Cover]

[Document Filed]	Quarterly Securities Report (“Shihanki Hokokusho”)

[Applicable Law]	Article 24-4-7, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

[Filed to]	Director, Kanto Local Finance Bureau

[Filing Date]	February 5, 2018

[Fiscal Year]	The Third Quarter of the 27th Business Term (From October 1, 2017 to December 31, 2017)

[Company Name]	Kabushiki Kaisha NTT DOCOMO

[Company Name in English]	NTT DOCOMO, INC.

[Title and Name of Representative]	Kazuhiro Yoshizawa, Representative Director, President and Chief Executive Officer

[Address of Head Office]	11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo

[Phone No.]	+81-3-5156-1111

[Contact Person]	Hideki Maeda, Senior Manager, General Affairs Department

[Contact Address]	11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo

[Phone No.]	+81-3-5156-1111

[Contact Person]	Hideki Maeda, Senior Manager, General Affairs Department

[Place Where Available for Public Inspection]	Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

*Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

Item 1. Overview of the company

1. Selected Financial Data

U.S. GAAP

		Nine Months Ended December 31, 2016		Nine Months Ended December 31, 2017		Fiscal year ended March 31, 2017
Operating revenues	Millions of yen	3,469,593 [1,181,250	]	3,595,679 [1,295,550	]	4,584,552
Income before income taxes and equity in net income (losses) of affiliates	Millions of yen	846,165		957,994		949,563
Net income attributable to NTT DOCOMO, INC.	Millions of yen	589,426 [184,019	]	654,288 [280,377	]	652,538
Comprehensive income attributable to NTT DOCOMO, INC.	Millions of yen	562,051		694,152		662,281
NTT DOCOMO, INC. shareholders’ equity	Millions of yen	5,430,946		5,891,103		5,530,629
Total assets	Millions of yen	7,196,513		7,882,515		7,453,074
Basic earnings per share attributable to NTT DOCOMO, INC.	Yen	157.89 [49.55	]	176.62 [75.68	]	175.12
Diluted earnings per share attributable to NTT DOCOMO, INC.	Yen	—		—		—
Equity ratio (Ratio of NTT DOCOMO, INC. Shareholders’ Equity to Total Assets)%		75.5		74.7		74.2
Net cash provided by operating activities	Millions of yen	924,858		1,161,083		1,312,418
Net cash used in investing activities	Millions of yen	(668,082)		(589,771)		(943,094)
Net cash provided by (used in) financing activities	Millions of yen	(429,203)		(329,833)		(433,097)
Cash and cash equivalents at end of period	Millions of yen	179,601		531,451		289,610

Notes:	(1)	As we prepare quarterly consolidated financial reports, changes in non-consolidated key financial data, among others, are not provided.
	(2)	Operating revenues do not include consumption taxes.
	(3)	Basic earnings per share attributable to NTT DOCOMO, INC. are calculated after subtracting the number of treasury shares from the total number of shares outstanding.
	(4)	Diluted earnings per share attributable to NTT DOCOMO, INC. are not stated because we did not have potentially dilutive common shares that were outstanding during the period.
	(5)	The amounts in brackets for operating revenues, net income attributable to NTT DOCOMO, INC. and basic earnings per share attributable to NTT DOCOMO, INC. indicate their respective amounts for the three months ended December 31, 2016 and 2017.

2. Description of Business

There were no material changes to the business of NTT DOCOMO, INC. or its affiliated companies during the nine months ended December 31, 2017. Material changes with respect to affiliated companies during the nine months ended December 31, 2017 were as follows:

Equity-method Affiliates

NTT Plala Inc. became an equity-method affiliate of NTT DOCOMO, INC. from the three months ended June 30, 2017 due to our acquisition of its equity shares.

NTT DOCOMO, INC discontinued the application of the equity method to the investment in Tata Teleservices Limited (TTSL) from the three months ended December 31, 2017 upon the transfer of NTT DOCOMO, Inc.’s shares in TTSL.

Item 2. Business Overview

1. Risk Factors

No risks, such as unusual changes in consolidated financial condition, results of operations or cash flow conditions, were newly identified during the nine months ended December 31, 2017. There was no material change in the risk factors that were described in our Annual Securities Report for the fiscal year ended March  31, 2017.

2. Material Contracts

There were no material contracts relating to our operations that were agreed upon or entered into during the three months ended December 31, 2017.

3. Analysis of Consolidated Financial Condition, Results of Operations, and Cash Flow Conditions

(1) Business Overview

The environment surrounding our business has changed significantly. In Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, the rise of low-cost smartphones offered by Mobile Virtual Network Operators (MVNOs) and other factors. In addition, we have seen technical advancements in areas such as artificial intelligence (AI), IoT*1 and drones, as well as an expansion of customer touchpoints by various service providers leveraging loyalty point programs and other means. These changes have brought about both active competition in the telecommunications market and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of the telecommunications business.

Amid these changes in the market environment, in April 2017, we developed and unveiled our Medium-Term Strategy 2020 “Declaration beyond” to realize a richer future with 5G. We have positioned the fiscal year ending March 31, 2018 as a year to “Challenge to Evolve” by taking the first steps towards the delivery of our Medium-Term Strategy 2020, “Declaration beyond.” We will do so by moving forward with the creation and evolution of services, the evolution of our business through “+d,” through which we seek to co-create new value with our partners, and the reinforcement and evolution of our business foundations.

During the three months ended December 31, 2017, we stepped up returns to our customers through various measures, such as the revision of monthly charges for our “Mobile Device Protection Service,” the expansion of the applicability of our “Simple Plan” and the introduction of “docomo Student Discount” for users who are 25 years old and under. We also undertook various other actions as our first steps toward the realization of our Medium-Term Strategy 2020, “Declaration beyond,” including the launch of a new car-sharing service, “d car share,” which allows users, with only a “d Account,” to choose and use a car that suits their requirements in terms of purpose, location and date, and the establishment of DOCOMO Innovation Fund II, L.P.

<Actions for Future Growth>

•

Toward the realization of 5G, we, in collaboration with Nippon Telegraph and Telephone Corporation (NTT), provided a system to perform real-time spatial information transmission over 5G connections during “YOYOGI CANDLE 2020,” a public event that marked 1,000 days until the 2020 Tokyo Olympic/Paralympic games held in October and November 2017. In addition, from November 2017, we started a vehicle driving test jointly with Toyota Motor Corporation, Ericsson AB and Intel Corporation, using a compact car-mount antenna and multiple 5G base station sites, to verify the communications performance in connected cars and the potential of future services.

•

Starting from November 2017, we conducted a verification trial on a last-mile autonomous transport service*[2] in Chikushigaoka, Kita-ku, Kobe City, jointly with the Kobe Autonomous Vehicle Consortium, The Japan Research Institute, Ltd., National University Corporation Gunma University and Kobe City. Under the trial, we tested “short-distance low-speed mobility” (in which the vehicle drives at a maximum speed of approximately 20km/hour for safe operation in residential areas), which is expected to be applicable in autonomous vehicles, and an “AI-operated bus*[3]” (in which optimal vehicle dispatch is performed based on reservations from passengers) to see if these services can meet the requirements of local residents.

•

In November 2017, in a joint effort with Tokyo Gas Co. Ltd., we started a verification trial on a DOCOMO-developed LTE device compatible with technology called eDRX*[4] for the first time in Japan*[5]. Using test gas meters and the LTE devices installed in apartments and other collective housings, we performed evaluations on successful connection rates, required communication time and power consumption of the LTE devices, aiming for commercial implementation in the future.

•

From December 2017, in collaboration with East Nippon Expressway Company Limited (NEXCO East), using population statistics*[6] derived from our cellular network data and the historical congestion data and other records owned by NEXCO East, we started a verification trial of the “AI-based congestion prediction*[7]” technology developed by DOCOMO to predict traffic congestions on the Tokyo Bay Aqua-Line Highway.

•

Leveraging our patented “spatial interface technology*[8]” and 5G technology, we developed an “AR live video viewing system” that allow users to view various types of content projected on smart glasses*[9] while moving around or changing the size of objects following the user’s hand motion, and carried out a verification trial of this technology during a Japan Rugby Top League game.

For the nine months ended December 31, 2017, operating revenues increased by ¥126.1 billion from the same period of the previous fiscal year to ¥3,595.7 billion. This was mainly due to an increase in optical-fiber broadband service revenues due to growth in the number of “docomo Hikari” users as well as the recovery of mobile communications services revenues as a result of growth in packet consumption and a decrease in the negative impact of the “Monthly Support” discount program, despite the negative impact from our various billing initiatives implemented for the purpose of enhancing returns to our customers, due mainly to our provision of lower cost services.

Operating expenses increased by ¥133.1 billion from the same period of the previous fiscal year to ¥2,760.3 billion. This was mainly due to an increase in expenses associated with the expansion of “docomo Hikari” revenues, an increase in expenses associated with point programs as a result of an increase in our provision of “d POINTs,” an increase of the commissions as a result of enhancing agent resellers’ operations for improving the quality of customer attendance and an increase of depreciation expenses.

As a result, operating income decreased by ¥7.0 billion from the same period of the previous fiscal year to ¥835.3 billion for the nine months ended December 31, 2017.

Income before income taxes and equity in net income (losses) of affiliates increased by ¥111.8 billion from the same period of the previous fiscal year to ¥958.0 billion, due mainly to recognition of an arbitration award from Tata Sons Limited in “Other income,” and net income attributable to NTT DOCOMO, INC. increased by ¥64.9 billion from the same period of the previous fiscal year to ¥654.3 billion for the nine months ended December 31, 2017.

*1:	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.
*2:	A new transportation service that leverage autonomous driving and other IoT technologies to transport people between their homes and locations within a short distance (nearby railway station/bus stop, shops and hospitals, etc.).
*3:	An on-demand shared transport service, which operates efficiently at the optimal time and route calculated in real time by AI based on actual demand.
*4:	Abbreviation for extended Discontinuous Reception, a communication technology that realizes low-power data transmission.
*5:	The first verification trial in Japan of devices that adopt eDRX technology for gas smart meters.
*6:	Population statistics used in this trial represents information that indicates the number of people in a group defined by areas/attributes, and does not contain any information that enables identifying a specific individual. In the trial, population statistics are used in compliance with the mobile spatial statistics guidelines developed and published by NTT DOCOMO, INC.
*7:	One of the component technologies of NTT Group’s AI technology “corevo”.
*8:	A technique that allows users to maneuver CG or other content projected in front of them with a sensation as if they are touching a physical object.
*9:	A wearable device worn by the user in the same way as eyeglasses.

Consolidated results of operations for the nine months ended December 31, 2016 and 2017 were as follows:

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)
Operating revenues	¥3,469.6	¥3,595.7	¥126.1	3.6%
Operating expenses	2,627.3	2,760.3	133.1	5.1

Operating income	842.3	835.3	(7.0)	(0.8)
Other income (expense)	3.8	122.6	118.8	—

Income before income taxes and equity in net income (losses) of affiliates	846.2	958.0	111.8	13.2
Income taxes	260.1	298.5	38.4	14.8

Income before equity in net income (losses) of affiliates	586.1	659.5	73.4	12.5
Equity in net income (losses) of affiliates	5.3	(3.2)	(8.5)	—

Net income	591.4	656.3	64.9	11.0
Less: Net (income) loss attributable to noncontrolling interests	(2.0)	(2.0)	0.0	0.1

Net income attributable to NTT DOCOMO, INC.	¥589.4	¥654.3	¥64.9	11.0

EBITDA margin *	34.6%	34.0%	(0.6)point	—

ROE *	11.0%	11.5%	0.5 point	—

*	“Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” is below.

<EBITDA and EBITDA margin>

	Billions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
a. EBITDA	¥1,201.3	¥1,222.2

Depreciation and amortization	(334.4)	(361.5)
Loss on sale or disposal of property, plant and equipment	(24.6)	(25.3)

Operating income	842.3	835.3

Other income (expense)	3.8	122.6
Income taxes	(260.1)	(298.5)
Equity in net income (losses) of affiliates	5.3	(3.2)
Less: Net (income) loss attributable to noncontrolling interests	(2.0)	(2.0)

b. Net income attributable to NTT DOCOMO, INC.	589.4	654.3

c. Operating revenues	3,469.6	3,595.7

EBITDA margin (=a/c)	34.6%	34.0%
Net income margin (=b/c)	17.0%	18.2%

Note:	EBITDA and EBITDA margin, as we use them in this quarterly securities report, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies.

<ROE>

	Billions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
a. Net income attributable to NTT DOCOMO, INC.	¥589.4	¥654.3
b. Shareholders’ equity	5,366.6	5,710.9

ROE(=a/b)	11.0%	11.5%

Note:	Shareholders’ equity = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2017 (or 2016) and December 31, 2017 (or 2016).

<Operating revenues>

	Billions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)
Telecommunications services	¥2,225.2	¥2,362.2	¥137.0	6.2%
Mobile communications services revenues	2,129.1	2,191.6	62.4	2.9
Voice revenues	660.2	713.9	53.7	8.1
Packet communications revenues	1,468.9	1,477.6	8.7	0.6
Optical-fiber broadband service and other telecommunications services revenues	96.1	170.6	74.6	77.6
Equipment sales	586.3	577.6	(8.7)	(1.5)
Other operating revenues	658.1	655.9	(2.2)	(0.3)

Total operating revenues	¥3,469.6	¥3,595.7	¥126.1	3.6%

Note:	Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)
Personnel expenses	¥217.3	¥216.9	¥(0.4)	(0.2)%
Non-personnel expenses	1,754.8	1,819.0	64.2	3.7
Depreciation and amortization	334.4	361.5	27.1	8.1
Loss on disposal of property, plant and equipment and intangible assets	41.3	43.9	2.6	6.2
Communication network charges	247.6	288.3	40.7	16.4
Taxes and public dues	31.8	30.7	(1.1)	(3.5)

Total operating expenses	¥2,627.3	¥2,760.3	¥133.1	5.1%

Segment Results

Telecommunications business—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)
Operating revenues from telecommunications business	¥2,814.0	¥2,946.3	¥132.4	4.7%
Operating income (loss) from telecommunications business	744.2	720.0	(24.2)	(3.2)

Operating revenues from telecommunications business for the nine months ended December 31, 2017 increased by ¥132.4 billion, or 4.7%, from ¥2,814.0 billion for the same period of the previous fiscal year to ¥2,946.3 billion. This was mainly due to an increase in optical-fiber broadband service revenues due to growth in the number of “docomo Hikari” users as well as the recovery of mobile communications services revenues as a result of growth of packet consumption and a decrease in the negative impact of the “Monthly Support” discount program, despite the negative impact from our various billing initiatives implemented for the purpose of enhancing returns to our customers, due mainly to our provision of lower cost services.

Operating expenses from telecommunications business increased by ¥156.5 billion, or 7.6%, from ¥2,069.8 billion for the same period of the previous fiscal year to ¥2,226.3 billion. This was mainly due to an increase in expenses associated with the expansion of “docomo Hikari” revenues, an increase in expenses associated with point programs as a result of an increase in our provision of “d POINTs,” an increase of the sales commissions as a result of enhancing agent resellers’ operations for improving the quality of customer attendance and an increase of depreciation expenses.

Consequently, operating income from telecommunications business was ¥720.0 billion, a decrease of ¥24.2 billion, or 3.2%, from ¥744.2 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

Total subscriptions to our “Kake-hodai & Pake-aeru” billing scheme, which was launched in June 2014, exceeded 40 million in November 2017. Total subscriptions to our “docomo with” billing plan, which was introduced in June 2017 targeting customers who use one handset for an extended period of time, exceeded one million in December 2017.

•	Total subscriptions to our “docomo Child Raising Support Program” exceeded one million in November 2017, one year after this program’s launch in November 2016.

•

Starting from December 2017, we expanded the applicability of our “Simple Plan”—a package that offers unlimited voice calling between family members for a monthly rate of ¥980—so it can be combined with our large data packages for individual subscribers, “Ultra Data L Pack (20GB)” and “Ultra Data LL Pack (30GB)”. We also introduced a discount package for users who are 25 years old and under, “docomo Student Discount,” in an effort to strengthen our returns to our customers.

•

The total number of our smartphone and tablet users grew to 37.47 million as of December 31, 2017, an increase of 2.55 million from December 31, 2016, driven mainly by the brisk sales of handsets covered under the “docomo with” program as well as the continued implementation of our “Senior Smartphone Debut Discount” package.

•

To promote the construction of a network that provides a convenient communication environment, we expanded the coverage of our “PREMIUM 4G” service to 1,583 cities and 95,000 base stations across Japan as of December 31, 2017. Toward the goal of further expanding the area coverage of our LTE service, we increased the total number of LTE-enabled base stations to 175,100 stations nationwide as of December 31, 2017. Meanwhile, starting from October 2017, we started operating a new carrier aggregation* method, “4CA”, which aggregates four different frequency bands to enable high-speed communications in broader areas.

*:	A technology that enhances the communication speed by aggregating multiple carrier frequency bands.

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	December 31, 2016	December 31, 2017	Increase (Decrease)
Mobile telecommunications services	73,588	75,678	2,090	2.8%
Including: “Kake-hodai & Pake-aeru” billing plan	35,198	40,598	5,401	15.3
Mobile telecommunications services (LTE(Xi))	42,671	48,200	5,529	13.0
Mobile telecommunications services (FOMA)	30,917	27,478	(3,439)	(11.1)
“docomo Hikari” optical broadband service	2,969	4,480	1,510	50.9

Note:	Number of subscriptions to Mobile telecommunications services, Mobile telecommunications services (LTE(Xi)) and Mobile telecommunications services (FOMA) includes Communication Module services subscriptions.

<Number of units sold*1>

	Thousand units
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)
Number of units sold	20,140	18,598	(1,542)	(7.7)%
Mobile telecommunications services (LTE(Xi))
New LTE(Xi) subscription *2	7,019	7,085	66	0.9
Change of subscription from FOMA	2,050	2,307	257	12.6
LTE(Xi) handset upgrade by LTE(Xi) subscribers	6,968	7,601	633	9.1
Mobile telecommunications services (FOMA)
New FOMA subscription *2	2,301	940	(1,360)	(59.1)
Change of subscription from LTE(Xi)	53	21	(32)	(60.4)
FOMA handset upgrade by FOMA subscribers	1,750	643	(1,107)	(63.3)

Churn rate *3	0.57%	0.63%	0.06point	—
Handset churn rate *4	0.45%	0.49%	0.04point	—

*1:	“Number of handsets sold” has been renamed to “Number of units sold” from the three months ended September 30, 2017.
*2:	New subscriptions include mobile line subscriptions of MVNOs and Communication Module subscriptions.
*3:	“Churn rate” is calculated excluding the subscriptions and cancellations of subscriptions of MVNOs.
*4:	Churn rate in Basic Plans (excluding Data Plans and Device Plus 500), Xi/FOMA Billing Plans and Type Limit Value / Type Limit for smartphones and feature phones etc.

<Trend of ARPU and MOU>

	Yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)
Aggregate ARPU	¥4,400	¥4,680	¥280	6.4%
Voice ARPU	1,250	1,360	110	8.8
Data ARPU	3,150	3,320	170	5.4
Packet ARPU	2,970	2,990	20	0.7
“docomo Hikari” ARPU	180	330	150	83.3

MOU (minutes)	137	137	—	—

Notes:

1.	Definition of ARPU and MOU

a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users of our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b. MOU (Minutes of Use):

Average monthly communication time per user

2.	ARPU Calculation Methods

Aggregate ARPU= Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

Data ARPU= Packet ARPU + “docomo Hikari” ARPU

- Voice ARPU	: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / Number of active users
- Packet ARPU	: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / Number of active users
-“docomo Hikari” ARPU	: “docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication changes) / Number of active users

3. Active	Users Calculation Method

Sum of number of active users for each month ((number of users at the end of previous month + number of users at the end of current month) /2) during the relevant period

4.	The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
a.	Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunication services and interconnecting telecommunications facilities that are provided to MVNOs; and
b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs are not included in the ARPU calculation.

Smart life business—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)
Operating revenues from smart life business	¥382.0	¥349.4	¥(32.6)	(8.5)%
Operating income (loss) from smart life business	58.7	53.3	(5.4)	(9.2)

Operating revenues from smart life business for the nine months ended December 31, 2017 were ¥349.4 billion, a decrease of ¥32.6 billion, or 8.5%, from ¥382.0 billion for the same period of the previous fiscal year. This was due mainly to a decrease in revenues from a subsidiary which began recording revenues on a net basis as a result of a change in its business model effective from April 1, 2017. This decrease in revenues was greater than increases in revenues from our finance/payment services and other services.

Operating expenses from smart life business were ¥296.1 billion, a decrease of ¥27.2 billion, or 8.4%, from ¥323.3 billion for the same period of the previous fiscal year. This was due mainly to a decrease in expenses attributable to a subsidiary as a result of the change in its business model described above. This decrease in expense was greater than an increase in expenses associated with various initiatives that we undertook towards future growth.

As a result, operating income from smart life business was ¥53.3 billion, a decrease of ¥5.4 billion, or 9.2%, from ¥58.7 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

In October 2017, we made functional upgrades to our “Shabette Concier” mobile concierge service so that some features of “dhits” or “radiko” can be operated by voice commands, in order to provide users with a glimpse of our “AI agent service*[1]” prior to its official launch planned for spring 2018. From November 2017, we also started offering a new application, called “oshaberi,” which allows users to use some features of “dgourmet” and “dliving” by talking to their mobile device.

•

In November 2017, we launched “d car share,” a service that allows users, with only a “d Account,” to choose and use a car that suits their requirements in terms of purpose, location and date from various options including cars offered by the operators of car-sharing or car-rental services and those owned by individuals.

•

We expanded the number of stores where “d POINTs” can be used by adding the “PLAZA” stores (operated by StylingLife Holdings Inc.) and “Megane Super” eyewear shops (operated by MEGANESUPER Co. Ltd). We also added new merchants supporting “d Mobile Payment Plus,” including “Jetstar” (operated by Jetstar Japan, Co. Ltd.) and “Soccer Shop KAMO” (operated by KAMO Trading, Co. Ltd.). As of December 31, 2017, the total number of “d POINT Club” members had grown to 64.32 million, the total number of “d POINT Card users*[2]” had reached 19.74 million and the number of partners participating in the “d POINTs” program was 185.

•

As of December 31, 2017, the total number of “d CARD” members*[3] grew to 18.60 million, an increase of 1.29 million from December 31, 2016, due mainly to initiatives that we undertook such as a campaign for acquiring new subscribers. The total amount of transactions processed through our finance/payment services reached ¥2,324.0 billion for the nine months ended December 31, 2017, an increase of ¥416.7 billion from the same period of the previous fiscal year.

*1:	An AI capability that enables the provision of services or operations of various IoT devices by precisely responding to users’ individual requirements through a dialogue. NTT group’s AI technology “corevo” is adopted.
*2:	The total number of users who have registered their personal information to accumulate and use “d POINT” at participating stores.
*3:	The total number of members of “dCARD” and “d CARD mini.”

Other businesses—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)
Operating revenues from other businesses	¥294.9	¥324.4	¥29.5	10.0%
Operating income (loss) from other businesses	39.5	62.0	22.6	57.1

Operating revenues from other businesses for the nine months ended December 31, 2017 amounted to ¥324.4 billion, an increase of ¥29.5 billion, or 10.0%, from ¥294.9 billion for the same period of the previous fiscal year, driven mainly by an increase in the number of subscriptions to our “Mobile Device Protection Service” and the growth of revenues relating to IoT businesses.

Operating expenses from other businesses were ¥262.4 billion, an increase of ¥7.0 billion, or 2.7%, from ¥255.4 billion for the same period of the previous fiscal year, due mainly to an increase in expenses associated with IoT businesses, despite a decrease in expenses as a result of pursuing further cost efficiency.

Consequently, operating income from other businesses was ¥62.0 billion, an increase of ¥22.6 billion, or 57.1%, from ¥39.5 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

In October 2017, we established a new ¥15.0 billion venture fund, DOCOMO Innovation Fund II, L.P., jointly with NTT DOCOMO Ventures, Inc. and NTT Finance Corporation, to strive to support and collaborate with venture companies that possess innovative technologies or novel business models in various fields including AI, IoT, FinTech*[1], AR*2/VR*[3], drone technology and others.

•

In October 2017, we launched two new billing options for IoT devices: a low-speed “IoT Plan” targeting use cases with limited data usage, and a high-speed “IoT Plan HS” assuming large-capacity data usage. By providing plans that can accommodate diverse customer needs and use cases, we aim to expand the usage of IoT services.

•

In October 2017, leveraging LPWA*[4] technology, we started providing “LoRaWAN*[5]”, an IoT network service for our enterprise customers. The service was deployed in areas where conventional cellular radio signals had been difficult to reach or other remote areas where there had been difficulties in securing power supply, as well as in some limited areas densely installed with a large number of surveillance objects such as equipment in a factory, in order to improve user convenience and thereby expand the adoption of IoT services.

•

From November 2017, we revised the monthly charges of our “Mobile Device Protection Service” for the new “docomo with” handsets to be released in 2017-2018 winter/spring, so that customers can join the service at a more affordable cost.

•

The total number of subscriptions to “Anshin Pack,” a package that combines “Mobile Device Protection Service” and various other services to ensure worry-free use of smartphones, grew to 18.76 million as of December 31, 2017.

*1:	Abbreviation for financial technology, various innovative movements combining finance service with information and communication technology.
*2:	Abbreviation for Augmented Reality, a concept or technology that overlays computer generated digital information with a user’s real time environment.
*3:	Abbreviation for Virtual Reality, a concept or technology that simulates a user’s physical presence in an artificial environment by specialized equipment such as goggles and others equipment.
*4:	Abbreviation for Low Power Wide Area, a general term representing communication technologies that realize long-distance communication and multi-access with low power consumption.
*5:	A wide-area network standard advocated by LoRa Alliance

(2) CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety, security and comfort, beyond borders and across generations. We believe it is our corporate social responsibility (CSR) to fulfill the two aspects of (i) “Innovative docomo,” to solve various social issues in the fields of mobility, healthcare and medicine, education and learning, and climate change through the “co-creation of social values,” an initiative that we plan to pursue together with various partners to create new services and businesses, and (ii) “Responsible docomo,” to thoroughly ensure fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we will strive to realize a sustainable society while expanding our own businesses.

In July 2017, we unveiled our CSR Mid-Term Target for 2020, which will serve as a new guideline for our CSR activities. Looking ahead to the year 2020 and beyond, we will take on the challenge to create a richer future in accordance with the clear directions and objectives laid out in our CSR Mid-Term Target for 2020.

The principal CSR actions we undertook in the three months ended December 31, 2017 are summarized below:

<Innovative docomo>

•

“Mierudenwa,” a service that converts in real time the words spoken over a phone and displays them in text, which has been offered as a free trial service since October 2016 to assist hearing impaired customers, was selected among “Good Design Best 100” products in the Good Design Award 2017.

•

In November 2017, we conducted a verification trial of a drone port system for logistics service as a part of research and development related to “drone port system” carried out by Ministry of Land, Infrastructure and Transport, which seeks to enable a drone to take off and land safely and to unload parcel, in collaboration with Blue Innovation, Co. Ltd, the University of Tokyo, Japan Post Co. Ltd. and Autonomous Control Systems Laboratory Ltd., with the cooperation of Ina City, Nagano Prefecture. Aiming for commercial implementation in remote islands and other areas, experiments were performed on whether a flying drone under invisible environments can be monitored continuously through LTE network as well as confirming operational suitability on the scene by a logistics company.

<Responsible docomo >

•

For customers in the areas subject to the Disaster Relief Act in the aftermath of Typhoon No. 21 of 2017, we implemented measures to assist disaster victims, including free-of-charge provision of battery chargers and other equipment and partial waiver of handset repair charges, etc.

•

In the “PRIDE Index*[1],” an index promoted by non-profit organization “work with Pride (wwP)” to evaluate corporate LGBT-related initiatives, we were granted the highest “Gold” certification for two consecutive years. We were selected among the best practices in the social contribution and public relations section for our TV commercial film featuring people of different orientations that enjoyed great reviews.

•

We were granted the “2017 Top 100 Telework Pioneers: Prime Minister’s Award,” a prize selected by the Ministry of Internal Affairs and Communications for the purpose of promoting the introduction and utilization of telework*[2]. We were recognized for creating an environment that enables employees to use applications that are necessary for their duties on mobile devices, and for our track record of successfully increasing the number of employees utilizing work-at-home system and reducing overtime work hours.

•

To create an easy-to-work workplace for the staff of docomo Shops, so it could lead to enhanced quality of customer attendance and improved customer satisfaction, we instituted one or more holidays in 2,170 of 2,357 docomo Shops in total nationwide during the New Year period between December 31, 2017 and January 3, 2018.

•

Through our “Smartphone and Mobile Phone Safety Classes,” we teach participants the rules and manners of using smartphones and mobile phones, as well as how to respond to troubles that may arise with their use. We held a total of approximately 6,500 sessions with cumulative participation of approximately 1.21 million people during the nine months ended December 31, 2017.

*1:	An index developed by wwP for the purpose of supporting the creation of LGBT-inclusive workplace and sharing best practices to convey to the companies concrete methods to create such work environment and the degree of acceptance of such methods, so that workplaces that are friendly to people of different orientations including LGBTs can be established in Japan.
*2:	An ICT-based flexible workstyle free from the constraints of work locations/hours.

(3) Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)
Total capital expenditures	¥399.4	¥403.6	¥4.2	1.0%
Telecommunications business	386.3	384.2	(2.1)	(0.5)
Smart life business	9.0	10.1	1.1	11.8
Other businesses	4.1	9.3	5.2	127.7

While pursuing more efficient use of capital expenditures and further cost reduction, we constructed a more convenient mobile telecommunications network by expanding the area coverage of our “PREMIUM 4G” service and increased capital expenditure for the growth of smart life business and other businesses. As a result, the total amount of capital expenditures we made increased by 1.0% from the same period of the previous fiscal year to ¥403.6 billion for the nine months ended December 31, 2017.

(4) Financial Position

	Billions of yen
	December 31, 2016	December 31, 2017	Increase (Decrease)		(Reference) March 31, 2017
Total assets	¥7,196.5	¥7,882.5	¥686.0	9.5%	¥7,453.1
NTT DOCOMO, INC. shareholders’ equity	5,430.9	5,891.1	460.2	8.5	5,530.6
Liabilities	1,708.4	1,936.3	227.9	13.3	1,869.0
Including: Interest bearing liabilities	222.1	221.7	(0.4)	(0.2)	221.9

Shareholders’ equity ratio (1) (%)	75.5%	74.7%	(0.8)point	—	74.2%
Debt to Equity ratio (2) (multiple)	0.041	0.038	(0.003)	—	0.040

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

(5) Cash Flow Conditions

	Billions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)
Net cash provided by operating activities	¥924.9	¥1,161.1	¥236.2	25.5%
Net cash used in investing activities	(668.1)	(589.8)	78.3	11.7
Net cash provided by (used in) financing activities	(429.2)	(329.8)	99.4	23.2
Free cash flows (1)	256.8	571.3	314.5	122.5
Changes in investments for cash management purposes	(185.3)	(79.6)	105.7	57.0
Free cash flows excluding changes in investments for cash management purposes (2)	442.1	650.9	208.9	47.3

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
	(2)	Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

For the nine months ended December 31, 2017, net cash provided by operating activities was ¥1,161.1 billion, an increase of ¥236.2 billion, or 25.5%, from the same period of the previous fiscal year. This was mainly due to receipt of payment of an arbitration award from Tata Sons Limited.

Net cash used in investing activities was ¥589.8 billion, a decrease of ¥78.3 billion, or 11.7%, from the same period of the previous fiscal year. This was due mainly to an increase in cash inflows from proceeds from redemption of short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥329.8 billion, a decrease of ¥99.4 billion, or 23.2%, from the same period of the previous fiscal year. This was due mainly to a decrease in cash outflows for payments to acquire treasury stock, despite an increase in dividends paid.

As a result of the foregoing, the balance of cash and cash equivalents was ¥531.5 billion as of December 31, 2017, an increase of ¥241.8 billion, or 83.5%, from the previous fiscal year end.

(6) Operational and Finance Issues Facing the Corporate Group

There were no material changes in the operational and finance issues facing the corporate group for the nine months ended December 31, 2017 and no new additional issues arose during the period.

(7) Research and Development

Our research and development expenses for the nine months ended December 31, 2017 were ¥67.3 billion.

Item 3. Information related to NTT DOCOMO

1. Information related to NTT DOCOMO’s Shares

(1) Total Number of Shares and Issued Shares

Total Number of Shares

As of December 31, 2017

Class	Total Number of Shares Authorized to be Issued (Shares)
Common stock	17,460,000,000

Total	17,460,000,000

Issued Shares

Class	Number of Shares Issued as of December 31, 2017 (shares)	Number of Shares Issued as of the Filing Date (shares) (February 5, 2018)	Stock Exchange on which the Company is Listed	Description
Common Stock	3,899,563,000	3,899,563,000	Tokyo Stock Exchange (The First Section) New York Stock Exchange	The number of shares per one unit of shares is 100 shares

Total	3,899,563,000	3,899,563,000	—	—

(2) Information on the Stock Acquisition Rights and other items

Not applicable.

(3) Information on Moving Strike Convertible Bonds and other items

Not applicable.

(4) Information on Shareholder Rights Plans

Not applicable.

(5) Changes in the Total Number of Issued Shares, the Amount of Common Stock, and Others

Date	Changes in the total number of issued shares (shares)	Balance of the total number of issued shares (shares)	Changes in Common Stock (millions of yen)	Balance of Common Stock (millions of yen)	Change in Capital Reserve (millions of yen)	Balance of Capital Reserve (millions of yen)
October 1, 2017 - December 31, 2017	—	3,899,563,000	—	949,679	—	292,385

(6) Major Shareholders

Not applicable for the three months ended December 31, 2017.

(7) Information on Voting Rights

All details provided in this section “(7) Information of Voting Rights” are based on the register of shareholders as of the preceding reference date for the three months ended September 31, 2017, as the register of shareholders for the three months ended December 31, 2017 cannot be confirmed.

Issued Shares

As of September 30, 2017

Classification	Number of Shares (shares)	Number of Voting Rights	Description

Shares without Voting Rights	—	—	—
Shares with Restricted Voting Rights (treasury stock and other stock)	—	—	—
Shares with Restricted Voting Rights (others)	—	—	—
Shares with Full Voting Rights (treasury stock and other stock)	(Treasury Stock) 194,977,400 shares of common stock	—	—
Shares with Full Voting Rights (others)	3,704,525,300 shares of common stock	37,045,253	—
Shares Representing Less than One Unit	60,300 shares of common stock	—	—
Number of Issued Shares	3,899,563,000 shares of common stock	—	—
Total Number of Voting Rights	—	37,045,253	—

Note:	The total number of shares in “Shares with Full Voting Rights (others)” includes 38,800 shares held in the name of the Japan Securities Depository Center. “Number of Voting Rights” includes 388 voting rights associated with “Shares with Full Voting Rights” held in the name of the Japan Securities Depository Center.

Treasury Stock

				As of September 30, 2017

Name of Shareholder	Address	Number of Shares Held Under Own Name (shares)	Number of Shares Held Under the Names of Others (shares)	Total Shares Held (shares)	Ownership Percentage to the Total Number of Issued Shares

NTT DOCOMO, INC.	11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo	194,977,400	—	194,977,400	5.00%

Total	—	194,977,400	—	194,977,400	5.00%

Note: Number of shares held under own name was 194,977,500 for the three months ended December 31, 2017.

2. Changes in Directors and Senior Management

The change in directors and audit & supervisory board members during the period from the filing date of the Securities Report for the fiscal year ended March 31, 2017 to the filing date of this Quarterly Securities Report is as follows:

Change in Positions and Responsibilities

Name	Position	New Responsibilities	Former Responsibilities	Effective Date

Hozumi Tamura	Executive Vice President, Member of the Board of Directors	Executive General Manager of Network Department, Responsible for Network	General Manager of Network Department, Responsible for Network	July 1, 2017

Item4. Financial Infomation

Preparation Method of Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements of DOCOMO have been prepared in accordance with accounting terminology, forms and preparation methods required in order to issue American Depositary Shares, and in accordance with U.S. generally accepted accounting principles, pursuant to Article 95 of “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No.64, 2007).

Figures in DOCOMO’s quarterly consolidated financial statements have been rounded to the nearest million yen.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2017 and DECEMBER 31, 2017

	Millions of yen
	March 31, 2017	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	¥289,610	¥531,451
Short-term investments	301,070	380,604
Accounts receivable	239,137	249,039
Receivables held for sale	936,748	900,876
Credit card receivables	347,557	429,061
Other receivables	398,842	408,140
Allowance for doubtful accounts	(19,517)	(23,705)
Inventories	153,388	198,556
Deferred tax assets	81,025	—
Prepaid expenses and other current assets	108,412	134,174

Total current assets	2,836,272	3,208,196

Property, plant and equipment:
Wireless telecommunications equipment	5,084,923	5,116,206
Buildings and structures	906,177	912,145
Tools, furniture and fixtures	441,513	448,843
Land	198,980	199,274
Construction in progress	204,413	235,465
Accumulated depreciation and amortization	(4,295,111)	(4,338,393)

Total property, plant and equipment, net	2,540,895	2,573,540

Non-current investments and other assets:
Investments in affiliates	373,758	390,369
Marketable securities and other investments	198,650	208,036
Intangible assets, net	608,776	589,845
Goodwill	230,971	232,764
Other assets	434,312	459,629
Deferred tax assets	229,440	220,136

Total non-current investments and other assets	2,075,907	2,100,779

Total assets	¥7,453,074	¥7,882,515

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥60,217	¥170,070
Short-term borrowings	1,623	1,633
Accounts payable, trade	853,538	863,840
Accrued payroll	59,187	48,542
Accrued income taxes	105,997	107,821
Other current liabilities	194,494	240,558

Total current liabilities	1,275,056	1,432,464

Long-term liabilities:
Long-term debt (exclusive of current portion)	160,040	50,000
Accrued liabilities for point programs	94,639	94,169
Liability for employees’ retirement benefits	193,985	201,317
Other long-term liabilities	145,266	158,386

Total long-term liabilities	593,930	503,872

Total liabilities	1,868,986	1,936,336

Redeemable noncontrolling interests	22,942	23,352

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	326,621	326,356
Retained earnings	4,656,139	4,977,014
Accumulated other comprehensive income (loss)	24,631	64,495
Treasury stock	(426,442)	(426,442)
Total NTT DOCOMO, INC. shareholders’ equity	5,530,629	5,891,103
Noncontrolling interests	30,517	31,724

Total equity	5,561,146	5,922,827

Commitments and contingencies

Total liabilities and equity	¥7,453,074	¥7,882,515

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2016 and 2017

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017
Operating revenues:
Telecommunications services	¥2,225,197	¥2,362,180
Equipment sales	586,268	577,615
Other operating revenues	658,128	655,884

Total operating revenues	3,469,593	3,595,679

Operating expenses:
Cost of services (exclusive of items shown separately below)	969,354	991,105
Cost of equipment sold (exclusive of items shown separately below)	592,460	613,218
Depreciation and amortization	334,418	361,538
Selling, general and administrative	731,025	794,472

Total operating expenses	2,627,257	2,760,333

Operating income	842,336	835,346

Other income (expense):
Interest expense	(368)	(145)
Interest income	434	366
Income from arbitration award	—	147,646
Other, net	3,763	(25,219)

Total other income (expense)	3,829	122,648

Income before income taxes and equity in net income (losses) of affiliates	846,165	957,994

Income taxes:
Current	199,214	232,843
Deferred	60,867	65,663

Total income taxes	260,081	298,506

Income before equity in net income (losses) of affiliates	586,084	659,488

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	5,306	(3,238)

Net income	591,390	656,250

Less: Net (income) loss attributable to noncontrolling interests	(1,964)	(1,962)

Net income attributable to NTT DOCOMO, INC.	¥589,426	¥654,288

Per share data
Weighted average common shares outstanding — Basic and Diluted	3,733,198,134	3,704,585,523

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥157.89	¥176.62

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017
Net income	¥591,390	¥656,250
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	7,863	17,695
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	14	(51)
Foreign currency translation adjustment, net of applicable taxes	(36,653)	21,091
Pension liability adjustment, net of applicable taxes	997	1,280

Total other comprehensive income (loss)	(27,779)	40,015

Comprehensive income	563,611	696,265

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,560)	(2,113)

Comprehensive income attributable to NTT DOCOMO, INC.	¥562,051	¥694,152

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED DECEMBER 31, 2016 and 2017

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017
Operating revenues:
Telecommunications services	¥750,704	¥793,406
Equipment sales	206,160	274,095
Other operating revenues	224,386	228,049

Total operating revenues	1,181,250	1,295,550

Operating expenses:
Cost of services (exclusive of items shown separately below)	337,119	334,675
Cost of equipment sold (exclusive of items shown separately below)	228,337	276,798
Depreciation and amortization	113,880	121,515
Selling, general and administrative	245,175	275,992

Total operating expenses	924,511	1,008,980

Operating income	256,739	286,570

Other income (expense):
Interest expense	(11)	(10)
Interest income	143	96
Income from arbitration award	—	147,646
Other, net	8,131	(30,814)

Total other income (expense)	8,263	116,918

Income before income taxes and equity in net income (losses) of affiliates	265,002	403,488

Income taxes:
Current	69,545	50,069
Deferred	11,842	75,031

Total income taxes	81,387	125,100

Income before equity in net income (losses) of affiliates	183,615	278,388

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	1,966	2,781

Net income	185,581	281,169

Less: Net (income) loss attributable to noncontrolling interests	(1,562)	(792)

Net income attributable to NTT DOCOMO, INC.	¥184,019	¥280,377

Per share data
Weighted average common shares outstanding — Basic and Diluted	3,714,091,197	3,704,585,503

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥49.55	¥75.68

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017
Net income	¥185,581	¥281,169
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	13,180	17,134
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	72	(26)
Foreign currency translation adjustment, net of applicable taxes	(4,916)	18,133
Pension liability adjustment, net of applicable taxes	357	681

Total other comprehensive income (loss)	8,693	35,922

Comprehensive income	194,274	317,091

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,585)	(819)

Comprehensive income attributable to NTT DOCOMO, INC.	¥192,689	¥316,272

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2016 and 2017

	Millions of yen
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017
Cash flows from operating activities:
Net income	¥591,390	¥656,250
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	334,418	361,538
Deferred taxes	60,867	65,663
Loss on sale or disposal of property, plant and equipment	24,574	25,307
Inventory write-downs	8,878	4,128
Loss on transfer of investment in an affiliate	—	29,841
Impairment loss on marketable securities and other investments	2,070	3,379
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	(5,306)	3,238
Dividends from affiliates	8,413	10,869
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	4,884	(9,576)
(Increase) / decrease in receivables held for sale	11,673	35,872
(Increase) / decrease in credit card receivables	(32,410)	(34,737)
(Increase) / decrease in other receivables	281	(9,318)
Increase / (decrease) in allowance for doubtful accounts	2,549	4,385
(Increase) / decrease in inventories	1,544	(49,336)
(Increase) / decrease in prepaid expenses and other current assets	(22,822)	(22,286)
(Increase) / decrease in non-current receivables held for sale	29,141	(9,562)
Increase / (decrease) in accounts payable, trade	(23,224)	37,535
Increase / (decrease) in accrued income taxes	(96,056)	1,791
Increase / (decrease) in other current liabilities	28,974	39,418
Increase / (decrease) in accrued liabilities for point programs	(2,936)	(470)
Increase / (decrease) in liability for employees’ retirement benefits	7,376	7,318
Increase / (decrease) in other long-term liabilities	5,277	12,133
Other, net	(14,697)	(2,297)

Net cash provided by operating activities	924,858	1,161,083

Cash flows from investing activities:
Purchases of property, plant and equipment	(337,446)	(336,520)
Purchases of intangible and other assets	(142,444)	(146,699)
Purchases of non-current investments	(2,030)	(13,684)
Proceeds from sale of non-current investments	5,889	1,335
Purchases of short-term investments	(116,212)	(161,373)
Redemption of short-term investments	70,938	191,752
Short-term bailment for consumption to a related party	(180,000)	(660,000)
Proceeds from redemption of short-term bailment for consumption to a related party	40,000	550,000
Other, net	(6,777)	(14,582)

Net cash used in investing activities	(668,082)	(589,771)

Cash flows from financing activities:
Proceeds from short-term borrowings	19,679	16,622
Repayment of short-term borrowings	(19,526)	(16,622)
Principal payments under capital lease obligations	(886)	(801)
Payments to acquire treasury stock	(149,607)	(0)
Dividends paid	(280,359)	(333,316)
Cash distributions to noncontrolling interests	(3,500)	(118)
Other, net	4,996	4,402

Net cash provided by (used in) financing activities	(429,203)	(329,833)

Effect of exchange rate changes on cash and cash equivalents	(2,409)	362

Net increase (decrease) in cash and cash equivalents	(174,836)	241,841
Cash and cash equivalents as of beginning of period	354,437	289,610

Cash and cash equivalents as of end of period	¥179,601	¥531,451

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥742	¥200
Cash paid during the period for:
Interest, net of amount capitalized	323	312
Income taxes	297,562	232,316

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(a) Adoption of new accounting standards

Balance sheet classification of deferred taxes —

On November 20, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17 “Balance Sheet Classification of Deferred Taxes.” Effective April 1, 2017, DOCOMO adopted prospectively ASU 2015-17 “Balance Sheet Classification of Deferred Taxes.” This ASU requires that all deferred tax liabilities and assets be classified as noncurrent on the consolidated balance sheet.

(b) Recently issued accounting standards

Revenue from Contracts with Customers —

On May 28, 2014, FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU 2016-20 “Technical Corrections and Improvements to Topic 606,” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” in March, April, May and December 2016, and February 2017, respectively, to partially amend ASU 2014-09.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” and deferred the effective date of the ASU by one year. Consequently, the standard is expected to take effect for DOCOMO on April 1, 2018 and early adoption with original effective date for periods beginning April 1, 2017 is permitted.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The two permitted transition methods under the new standard are the full retrospective method, or the modified retrospective method. Under the full retrospective method, all periods presented will be updated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to the reporting period will be recorded to retained earnings at the beginning of the initial reporting period. Under the modified retrospective approach, the current reporting period will be updated to conform to the new standard and a cumulative adjustment for effects of applying the new standard to periods prior to the reporting period that includes the date of initial application is recorded to retained earnings as of the date of initial application, and also incremental disclosures related to the amount affected by the application of this new standard are required. DOCOMO has not decided on a transition method and are currently evaluating the impact of the new standard on DOCOMO’s consolidated financial statements and related disclosures. The impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms, the transaction prices including discounts and the mixture of the goods and services of DOCOMO’s contractual arrangements. While DOCOMO is continuing to assess all potential impacts resulting from the application of the new standard, DOCOMO believes that the most significant impacts may include the following items:

•

The standard requires the recognition of incremental costs of obtaining and direct costs of fulfilling contracts with customers as assets. Accordingly, DOCOMO expects that part of the sales commissions and other charges that have previously been treated as expenses will be recognized as additional assets, which will be amortized over the estimated average period of the subscription for each service.

•

The standard requires that if customers are granted by an entity the option to acquire additional goods or services at a discount by a contract agreed between the customer and the entity, the entity shall identify this option as a separate performance obligation upon granting such option as a part of the consideration of the transaction being recognized as contract liabilities, and recognize revenue when the additional good or service is transferred at a discount to the customer or when such option expires. Accordingly, DOCOMO expects that in relation to “docomo POINTs” and “d POINTs” which have traditionally been recorded as accrued liabilities, DOCOMO will recognize a part of the considerations for the transaction of mobile communications and other services as contract liabilities at the time when the points are granted, and recognize revenue when the points are used for the additional good or service at a discount or when the points expire.

DOCOMO has established a team to implement the introduction of the new standard. DOCOMO is in the process of implementing changes to DOCOMO’s systems and setting up reporting processes and internal controls for the adoption of the new revenue recognition standard.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Recognition and Measurement of Financial Assets and Financial Liabilities —

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also affects the recognition of changes in fair value of financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The new standard is effective for DOCOMO on April 1, 2018. DOCOMO is currently evaluating the effect of adopting the ASU.

Lease —

On February 25, 2016, the FASB issued ASU 2016-02 “Lease,” which requires all lessees to recognize the right-of-use asset and lease liability, principally. The new standard is effective for DOCOMO on April 1, 2019. DOCOMO is currently evaluating the effect of adopting the ASU.

Simplifying the Test for Goodwill Impairment —

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which eliminates Step 2 from the goodwill impairment test. Instead, the amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The amendments in this update are effective for DOCOMO on April 1, 2020. Early adoption of the standard for goodwill impairment tests with measurement dates after January 1, 2017 would also be permitted. DOCOMO is currently evaluating the effect of adopting the ASU.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Investment in affiliates

Tata Teleservices Limited —

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

Until October 31 2017, DOCOMO had held approximately 21.6% of the outstanding common shares of TTSL and accounted for the investment under the equity method.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”) and DOCOMO when DOCOMO entered into a business alliance with TTSL in March 2009, DOCOMO shall have certain shareholder rights, including the right to require Tata Sons to find a suitable buyer for DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥127.6 billion*1), or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although DOCOMO repeatedly held discussions with Tata Sons regarding the sale of DOCOMO’s entire stake in TTSL pursuant to the Agreement. Accordingly, DOCOMO submitted a request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award ordered that Tata Sons pay damages to DOCOMO in the amount of approximately $1,172 million (or ¥132.6 billion*2) for Tata Sons’ breach of the Agreement, upon DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee.

On July 8, 2016, DOCOMO submitted an application to the High Court in India (“the Court”) requesting enforcement of the LCIA Award in India. On February 25, 2017, DOCOMO and Tata Sons submitted a joint application to the Court requesting that the Court declare the LCIA Award enforceable in India. On April 28, 2017, the Court delivered a court decision approving the joint application.

On October 31, 2017, DOCOMO received payment of an arbitration award*3 from Tata Sons in accordance with the Court decision. As a result of this transaction, DOCOMO recorded the award amount of ¥147,646 million as “Income from arbitration award” on its consolidated statement of income for the three month period ended December 31, 2017.

Concurrent with the receipt of the above award amount, all shares in TTSL held by DOCOMO were transferred to Tata Sons and companies designated by Tata Sons. Upon the transfer of DOCOMO’s shares in TTSL, DOCOMO discontinued the application of the equity method to the investment in TTSL. As a result, DOCOMO recorded ¥29,841 million of loss on transfer of investment in an affiliate, equal to the reclassification adjustments of foreign currency translation adjustments, in “Other, net” on its consolidated statement of income for the three month period ended December 31, 2017.

*1	1 rupee = ¥1.76 as of October 31, 2017
*2	$1 = ¥113.16 as of October 31, 2017
*3	The amount received included interest earned and other costs awarded.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Equity:

(a) Dividends

The Companies Act of Japan (the “Companies Act”) provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the Board of Directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to 10% of the decrease in retained earnings, as a result of a dividend payment, shall be contributed to a legal reserve that can be funded up to an amount equal to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may, pursuant to a resolution of the Board of Directors, pay interim dividends with a record date as of September 30th of the relevant year.

In the general meeting of shareholders held on June 20, 2017, the shareholders approved cash dividends of ¥148,183 million or ¥40 per share, payable to shareholders of record as of March 31, 2017, which were declared by the Board of Directors on April 27, 2017. The source of such dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the dividends on June 21, 2017.

On October 26 2017, the Board of Directors declared interim cash dividends of ¥185,229 million or ¥50 per share, payable to shareholders of record as of September 30, 2017. The source of such dividends will be “Retained earnings.” NTT DOCOMO, INC. plans to start paying the interim cash dividends on November 21, 2017.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, the Companies Act provides that (i) it can be executed according to a resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to a resolution of the Board of Directors, if the articles of incorporation contain such a provision. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may repurchase treasury stock through open market transactions, by a resolution of the Board of Directors, for the purpose of improving capital efficiency and implementing flexible capital policies in accordance with the business environment.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2016	3,958,543,000	197,926,250

Acquisition of treasury stock based on the resolution of the Board of Directors	—	56,031,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	167
As of December 31, 2016	3,958,543,000	253,957,417

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	50
Retirement of treasury stock	(58,980,000)	(58,980,000)

As of March 31, 2017	3,899,563,000	194,977,467

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	83
As of December 31, 2017	3,899,563,000	194,977,550

On April 28, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 99,132,938 outstanding shares of its common stock by way of the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNeT-3”) and market purchases in accordance with the discretionary dealing contract, at an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016.

Based on this resolution, NTT DOCOMO, INC. repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 47,010,000 shares of its common stock for a total purchase price of ¥125,174 million by way of market purchases in accordance with the discretionary dealing contract as of December 31, 2016.

NTT DOCOMO, INC. also carried out compulsory acquisition of less-than-one-unit shares upon request.

On March 24, 2017, the Board of Directors resolved that NTT DOCOMO, INC. would retire 58,980,000 shares held as treasury stock on March 31, 2017 and the share retirement on March 31, 2017 resulted in decreases of “Retained earnings” by ¥128,997 million.

The aggregate number and price of shares repurchased for the nine months ended December 31, 2016 and 2017 were as follows:

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Share/Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Aggregate number of shares repurchased	56,031,167	83
Aggregate price of shares repurchased	¥149,607	¥0

The aggregate number and price of shares repurchased for the three months ended December 31, 2016 and 2017 were as follows:

	Share/Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Aggregate number of shares repurchased	15,670,067	83
Aggregate price of shares repurchased	¥40,426	¥0

On October 26, 2017, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 120 million outstanding shares of its common stock for an amount in total not exceeding ¥ 300,000 million during the period from October 27, 2017 through March 31, 2018.

On December 11, 2017, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 93,248,787 outstanding shares of its common stock by way of tender offer at an amount in total not exceeding ¥250,000 million from December 12, 2017 through January 15, 2018. Based on this resolution, NTT DOCOMO, INC. will repurchase 75,678,037 shares of its common stock at ¥202,893 million on February 6, 2018. The aggregate number of shares to be acquired from our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION, is 74,599,000 shares and the amount in total is ¥ 200,000 million.

The Board of Directors also resolved that NTT DOCOMO, INC. may acquire up to 44,321,963 outstanding shares of its common stock* by way of repurchases on Tokyo Stock Exchange for an amount in total not exceeding ¥97,107 million* from the next business day of following the expiration of the tender offer through March 31, 2018. NTT DOCOMO, INC. did not make repurchase by way of repurchases on the market in January 2018.

*	The number of shares remaining after subtracting the number of shares to be acquired by way of tender offer from the maximum limit of 120 million shares and the amount remaining after subtracting the total amount used to repurchase the shares to be acquired by way of tender offer from the maximum limit of ¥ 300,000 million.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine months ended December 31, 2016 and 2017 were as follows:

	Millions of yen
	Nine months ended December 31, 2016
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2016	¥61,624	¥(218)	¥6,281	¥(52,799)	¥14,888

Other comprehensive income (loss) before reclassifications	8,846	(22)	(37,235)	(754)	(29,165)
Amounts reclassified from accumulated other comprehensive income (loss)	(983)	36	582	1,751	1,386

Other comprehensive income (loss)	7,863	14	(36,653)	997	(27,779)

Less: other comprehensive (income) loss attributable to noncontrolling interests	—	—	404	—	404

Balance as of December 31, 2016	¥69,487	¥(204)	¥(29,968)	¥(51,802)	¥(12,487)

	Millions of yen
	Nine months ended December 31, 2017
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2017	¥73,363	¥(133)	¥(6,509)	¥(42,090)	¥24,631

Other comprehensive income (loss) before reclassifications	17,529	(84)	(5,919)	(597)	10,929
Amounts reclassified from accumulated other comprehensive income (loss)	166	33	27,010	1,877	29,086

Other comprehensive income (loss)	17,695	(51)	21,091	1,280	40,015

Less: other comprehensive (income) loss attributable to noncontrolling interests	(141)	—	(10)	—	(151)

Balance as of December 31, 2017	¥90,917	¥(184)	¥14,572	¥(40,810)	¥64,495

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended December 31, 2016 and 2017 were as follows:

	Millions of yen
	Three months ended December 31, 2016
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of September 30, 2016	¥56,313	¥(276)	¥(25,035)	¥(52,159)	¥(21,157)

Other comprehensive income (loss) before reclassifications	13,179	60	(5,421)	(222)	7,596
Amounts reclassified from accumulated other comprehensive income (loss)	1	12	505	579	1,097

Other comprehensive income (loss)	13,180	72	(4,916)	357	8,693

Less: other comprehensive (income) loss attributable to noncontrolling interests	(6)	—	(17)	—	(23)

Balance as of December 31, 2016	¥69,487	¥(204)	¥(29,968)	¥(51,802)	¥(12,487)

	Millions of yen
	Three months ended December 31, 2017
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of September 30, 2017	¥73,783	¥(158)	¥(3,534)	¥(41,491)	¥28,600

Other comprehensive income (loss) before reclassifications	17,134	(82)	1,444	(253)	18,243
Amounts reclassified from accumulated other comprehensive income (loss)	—	56	16,689	934	17,679

Other comprehensive income (loss)	17,134	(26)	18,133	681	35,922

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	(27)	—	(27)

Balance as of December 31, 2017	¥90,917	¥(184)	¥14,572	¥(40,810)	¥64,495

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income —

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the nine months ended December 31, 2016 and 2017 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥1,401	¥(237)	“Other, net” of “Other income (expense)”
	62	—	“Equity in net income (losses) of affiliates”

	1,463	(237)	Pre-tax amount
	(480)	71	Tax benefit (expense)

	983	(166)	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(53)	(48)	“Equity in net income (losses) of affiliates”

	(53)	(48)	Pre-tax amount
	17	15	Tax benefit (expense)

	(36)	(33)	Net-of-tax amount

Foreign currency translation adjustment	—	(29,841)	“Other, net” of “Other income (expense)”
	(880)	(15,383)	“Equity in net income (losses) of affiliates”

	(880)	(45,224)	Pre-tax amount
	298	18,214	Tax benefit (expense)

	(582)	(27,010)	Net-of-tax amount

Pension liability adjustment	(2,552)	(2,736)	(*2)

	(2,552)	(2,736)	Pre-tax amount
	801	859	Tax benefit (expense)

	(1,751)	(1,877)	Net-of-tax amount

Total reclassified amounts	¥(1,386)	¥(29,086)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the three ended December 31, 2016 and 2017 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Three months ended December 31, 2016	Three months ended December 31, 2017	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥28	¥—	“Other, net” of “Other income (expense)”
	(0)	—	“Equity in net income (losses) of affiliates”

	28	—	Pre-tax amount
	(29)	—	Tax benefit (expense)

	(1)	—	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(18)	(82)	“Equity in net income (losses) of affiliates”

	(18)	(82)	Pre-tax amount
	6	26	Tax benefit (expense)

	(12)	(56)	Net-of-tax amount

Foreign currency translation adjustment	—	(29,841)	“Other, net” of “Other income (expense)”
	(770)	—	“Equity in net income (losses) of affiliates”

	(770)	(29,841)	Pre-tax amount
	265	13,152	Tax benefit (expense)

	(505)	(16,689)	Net-of-tax amount

Pension liability adjustment	(845)	(1,362)	(*2)

	(845)	(1,362)	Pre-tax amount
	266	428	Tax benefit (expense)

	(579)	(934)	Net-of-tax amount

Total reclassified amounts	¥(1,097)	¥(17,679)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Segment information:

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband services, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily include “Mobile Device Protection Service,” as well as the development, sales and maintenance of IT systems.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Telecommunications business-
External customers	¥2,813,130	¥2,945,208
Intersegment	822	1,110

Subtotal	2,813,952	2,946,318
Smart life business-
External customers	370,817	335,999
Intersegment	11,136	13,369

Subtotal	381,953	349,368
Other businesses-
External customers	285,646	314,472
Intersegment	9,238	9,932

Subtotal	294,884	324,404

Segment total	3,490,789	3,620,090
Elimination	(21,196)	(24,411)

Consolidated	¥3,469,593	¥3,595,679

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Telecommunications business-
External customers	¥956,892	¥1,075,091
Intersegment	438	453

Subtotal	957,330	1,075,544
Smart life business-
External customers	127,329	114,394
Intersegment	4,256	4,777

Subtotal	131,585	119,171
Other businesses-
External customers	97,029	106,065
Intersegment	4,450	3,162

Subtotal	101,479	109,227

Segment total	1,190,394	1,303,942
Elimination	(9,144)	(8,392)

Consolidated	¥1,181,250	¥1,295,550

Segment operating income (loss):
	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Telecommunications business	¥744,186	¥720,032
Smart life business	58,651	53,265
Other businesses	39,499	62,049

Consolidated	¥842,336	¥835,346

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Telecommunications business	¥219,449	¥245,648
Smart life business	21,676	19,774
Other businesses	15,614	21,148

Consolidated	¥256,739	¥286,570

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Contingencies:

(a) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(b) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

7. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2017 and December 31, 2017 were as follows:

	Millions of yen
	March 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥83,974	¥83,974	¥—	¥—
Equity securities (foreign)	95,680	95,680	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	179,659	179,659	—	—

Derivatives
Foreign exchange forward contracts	0	—	0	—

Total derivatives	0	—	0	—

Total	¥179,659	¥179,659	¥0	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥1,336	¥—	¥1,336	¥—
Foreign exchange forward contracts	11	—	11	—

Total derivatives	1,347	—	1,347	—

Total	¥1,347	¥—	¥1,347	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥96,117	¥96,117	¥—	¥—
Equity securities (foreign)	91,354	91,354	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	187,476	187,476	—	—

Derivatives
Foreign exchange forward contracts	0	—	0	—

Total derivatives	0	—	0	—

Total	¥187,476	¥187,476	¥0	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥683	¥—	¥683	¥—
Foreign exchange forward contracts	1	—	1	—

Total derivatives	684	—	684	—

Total	¥684	¥—	¥684	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign currency option contracts and foreign exchange forward contracts, which are valued based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the nine months ended December 31, 2016 and 2017 were as follows:

	Millions of yen
	Nine months ended December 31, 2016
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥798,949	¥—	¥798,949	¥—	¥(6,801)

	Millions of yen
	Nine months ended December 31, 2017
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥789,225	¥—	¥789,225	¥—	¥(6,465)

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended December 31, 2016 and 2017 were as follows:

	Millions of yen
	Three months ended December 31, 2016
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥501,327	¥—	¥501,327	¥—	¥(5,510)

	Millions of yen
	Three months ended December 31, 2017
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥547,760	¥—	¥547,760	¥—	¥(5,763)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

8. Subsequent event:

NTT DOCOMO, INC. will repurchase its common stock. Related information is disclosed in “Note 4 Equity.”